December 2, 2013

VIA FAX & EDGAR – fax # = (703)813.6985 - number of pages = 2

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Martin James, Senior Assistant Staff Accountant

RE:	Remedent, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed July 15, 2013

Amendment No. 1 to Form 10-Q for the Quarterly Period

Ended June 30, 2013

File No. 001-15975

Dear Sirs:

In connection with your November 21, 2013 letter and your comments regarding the above noted filings we wish to respond as follows:

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements

Review Report of Independent Registered Public Accounting Firm, page 1

1.	Grant Thornton bedrijfsrevisoren CVBA performed the required PCAOB follow up procedures to ensure that there were no changes or concerns regarding its review for the comparative period ended June 30, 2013 and provided its acknowledgement letter to allow us to file the financial statements under its review. A copy of that acknowledgement is attached to this response letter.

2.	We believe that, referring to our answer above, that the second question is no longer applicable.

3.	We note your observations in points #3 & #4 of your letter and accordingly, our Amendment No.1 to Form 10-Q for the quarterly period ended June 30, 2013 will be amended and filed as Amendment No. 2 to incorporate the attached Review Report.

We also wish to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for understanding in this matter.

Sincerely,

/s/ Philippe Van Acker

Philippe Van Acker

Chief Financial Officer

Attachments: Grant Thornton bedrijfsrevisoren CVBA acknowledgement letter

Grant Thornton

Remedent, Inc.
Attn. Guy De Vreese
Chief Executive officer
Zuiderlaan 1-3 b8
9300 Gent
Belgium

Grant Thornton Bedrijfsrevisoren CVBA
Metrologielaan 10 box 15
1130 Brussels

T +32 (0)2 242 11 40
F +32 (0)2 242 03 45
E brussels@be.gt.com
www.grantthornton.be

Brussels, November 8, 2013

Re: Acknowledgement letter

Dear Mr De Vreese

With respect to the planned Amendment No.1 on Remedent, Inc.'s 10-Q filing on the interim consolidated financial statements of Remedent, Inc. as of June 30, 2013 and for the 3 months then ended, which are reviewed by Vandelanotte Bedrijfsrevisoren CVBA, that are to be included comparatively with similar statements for June 30, 2012, which were reviewed by us, we acknowledge that, in compliance with AU Section 508.71, we have:

- read the interim consolidated financial statements of Remedent, Inc. as at June 30, 2013 and for the 3 months then ended;
- compared the comparative figures included in the interim consolidated financial statements of Remedent, Inc. as at June 30, 2013 with the interim consolidated financial statements of Remedent, Inc as at June 30, 2012 and the 3 months then ended, as reviewed by us;
- obtained an update on the management representation letter on the interim consolidated financial statements of Remedent, Inc. as at June 30, 2012 dated August 14, 2012
- and, obtained a representation letter from Vandelanotte Bedrijfsrevisoren CVBA.

Based on these follow-up procedures we are not aware of any issues that would have had a material effect upon the interim consolidated financial statements of Remedent, Inc. as at June 30, 2012, as reviewed by us, or the consolidated financial statements of Remedent, Inc. as at March 31, 2013 covered by our audit report dated July 15, 2013.

Yours sincerely

Grant Thornton Bedrijfsrevisoren CVBA
Represented by

Gunther Loits
Registered Auditor | Partner

Grant Thornton Bedrijfsrevisoren CVBA, burgerlijke vennootschap met handelsvorm
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